

June 16, 2011

<u>Via E-mail</u>
Toshiaki Kuzuoka, Vice President
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

  Re: **Hitachi, Ltd.**
    Form 20-F for Fiscal Year Ended March 31, 2010
    Filed June 29, 2010
    File No. 001-08320

Dear Mr. Kuzuoka:

   We have reviewed your responses dated May 13, 2011 and June 3, 2011 and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

   You state in your response to comment 4 of our letter dated March 15, 2011, that you disclosed to BIS prior sales of medical diagnostic equipment involving sanctioned countries made by a company you subsequently acquired. Please tell us whether, to the best of your knowledge and belief, any of the equipment, components, or technology that the acquired company provided, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are controlled items included in the Commerce Control List maintained by BIS. If so, identify for us the items sold and the sanctioned countries to which they were sold; tell us whether any such items have military uses; and describe to us such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge and belief, any such items have been put to military uses by any of the referenced countries, and discuss any such uses of which you are aware.

   You may contact Pradip Bhaumik at (202) 551-3333 with any questions.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief